EXHIBIT 99.1

POET Technologies and LITEON Announce Joint Development of Optical Modules for AI Applications

SAN JOSE, Calif., March 16, 2026 (GLOBE NEWSWIRE) -- POET Technologies Inc. ("POET" or the "Company") (NASDAQ: POET), a leader in the design and implementation of highly-integrated optical engines and light sources for artificial intelligence networks, today announced a strategic collaboration with LITEON Technology, one of the world’s leading providers of optoelectronic semiconductor components and high-power optical systems. The partnership aims to co-develop next-generation optical communication modules built on POET’s patented optical interposer technology and integration platform.

The jointly developed optical engine will leverage the POET Optical Interposer™ to integrate several optical components, drive electronics, and coupling structures into a compact, thermally optimized module. This approach enables scalable, cost-efficient production of advanced optical modules for next-generation co-packaged optics, AI systems, and high-bandwidth data center applications.

“LITEON has long been at the forefront of optoelectronic semiconductor innovation, delivering solutions spanning optoelectronics to high-power AI and HPC infrastructure,” said Sander Su, General Manager of the Optoelectronic Products Solutions Business at LITEON Technology. “By partnering with POET, our capabilities are extended into advanced photonic solutions that will enable the next generation of high-performance connectivity. Together, we aim to provide high-end laser solutions tailored for AI-driven data centers. We look forward to combining our respective manufacturing expertise and technological strengths to deliver exceptional value to customers worldwide.”

“This collaboration with LITEON is a major step forward in advancing optical connectivity for next-generation architectures,” said Dr. Suresh Venkatesan, Chairman & CEO of POET Technologies. “LITEON’s leadership in optoelectronics and precision manufacturing perfectly complements POET’s integration platform. Together, we are positioned to deliver highly scalable, power-efficient solutions that address the rapidly accelerating needs of AI and hyperscale data center customers.”

POET will begin development work this year and expects to have prototypes ready by late 2026. High-volume production is anticipated for 2027. POET is scheduled to attend the 2026 OFC Conference and Exhibition (March 16-19 at the Los Angeles Convention Center) and its representatives will be available for discussions on its products and business development. The Company’s booth at the show is No. 339.

About POET Technologies Inc.
POET is a design and development company offering high-speed optical modules, optical engines and light source products to the artificial intelligence systems market and to hyperscale data centers.  POET's photonic integration solutions are based on the POET Optical Interposer™, a novel, patented platform that allows the seamless integration of electronic and photonic devices into a single chip using advanced wafer-level semiconductor manufacturing techniques. POET's Optical Interposer-based products are lower cost, consume less power than comparable products, are smaller in size and are readily scalable to high production volumes. In addition to providing high-speed (800G, 1.6T and above) optical engines and optical modules for AI clusters and hyperscale data centers, POET has designed and produced novel light source products for chip-to-chip data communication within and between AI servers, the next frontier for solving bandwidth and latency problems in AI systems.  POET's Optical Interposer platform also solves device integration challenges in 5G networks, machine-to-machine communication, self-contained "Edge" computing applications and sensing applications, such as LIDAR systems for autonomous vehicles.  POET is headquartered in Toronto, Canada, with operations in Singapore, Shenzhen, China, and Malaysia.  More information about POET is available on our website at www.poet-technologies.com.

Media Relations Contact: Adrian Brijbassi Adrian.brijbassi@poet.tech	Company Contact: Thomas R. Mika, EVP & CFO tm@poet.tech

About LITEON Technology

LITEON Technology Corporation (2301.tw) was established in 1975. As a pioneer of LED in Taiwan, it is the first electronics company listed on TAIEX. Over the past 50 years, LITEON has secured a strong position in the global market with its leading optoelectronic semiconductor and power management technology. LITEON powers AI compute, electrification, and intelligent energy infrastructure, delivering transformational growth in optoelectronics, data center power, auto electronics, and AIoT in recent years. Its optoelectronic portfolio includes lasers, LEDs, intelligent sensing systems, and high-precision optical modules, backed by strong global manufacturing capabilities. Given the environmental and climate change worldwide, LITEON started to follow relevant global initiatives 20 years ago to develop next-generation products that meet sustainability requirements in collaboration with the suppliers, fulfilling its social responsibilities with concrete actions.

Forward-Looking Statements
This news release contains “forward-looking information” (within the meaning of applicable Canadian securities laws) and “forward-looking statements” (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995). Such statements or information are identified with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “potential”, “estimate”, “propose”, “project”, “outlook”, “foresee” or similar words suggesting future outcomes or statements regarding any potential outcome. Such statements include the Company’s expectations with respect to the success of the Company’s product development efforts, the performance of its products, the expected results of its operations, meeting revenue targets, and the expectation of continued success in the financing efforts, the capability, functionality, performance and cost of the Company’s technology as well as the market acceptance, and inclusion and timing of the Company’s technology in current and future products.

Such forward-looking information or statements are based on a number of risks, uncertainties and assumptions which may cause actual results or other expectations to differ materially from those anticipated and which may prove to be incorrect. Assumptions have been made regarding, among other things, management’s expectations regarding the success and timing for completion of its development efforts, the introduction of new products, financing activities, future growth, recruitment of personnel, opening of offices, plans for and completion of projects by the Company’s consultants, contractors and partners, availability of capital, and the necessity to incur capital and other expenditures and expections regarding parnerships and co-developments efforts with third-parties. Actual results could differ materially due to a number of factors, including, without limitation, the failure of its products to meet performance requirements, lack of sales in its products, once released, operational risks in the completion of the Company’s anticipated projects, risks affecting the Company’s ability to execute projects, the ability of the Company to generate sales for its products, the ability to attract key personnel, the ability to raise additional capital and the performance of the products highlighted in this release. Although the Company believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in the Company’s securities should not place undue reliance on forward-looking statements because the Company can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this news release are as of the date of this news release and the Company assumes no obligation to update or revise this forward-looking information and statements except as required by law.

120 Eglinton Avenue, East, Suite 1107, Toronto, ON, M4P 1E2- Tel: 416-368-9411 - Fax: 416-322-5075.